SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

VBI Vaccines Inc.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

91822J 10 3

(CUSIP Number)

Alexander Rakitin

Perceptive Advisors LLC

51 Astor Place, 10th Floor

New York, NY 10003

(646) 205-5340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91822J 10 3

(1)	Name of reporting persons Perceptive Advisors LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 25,700,263
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 25,700,263
(11)	Aggregate amount beneficially owned by each reporting person 25,700,263
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 27.6%
(14)	Type of reporting person IA

CUSIP No. 91822J 10 3

(1)	Name of reporting persons Joseph Edelman
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 25,700,263
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 25,700,263
(11)	Aggregate amount beneficially owned by each reporting person 25,700,263
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 27.6%
(14)	Type of reporting person IN

CUSIP No. 91822J 10 3

(1)	Name of reporting persons Perceptive Life Sciences Master Fund, Ltd.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 23,631,439
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 23,631,439
(11)	Aggregate amount beneficially owned by each reporting person 23,631,439
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 25.3%
(14)	Type of reporting person CO

CUSIP No. 91822J 10 3

(1)	Name of reporting persons Perceptive Credit Holdings, LP
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 2,068,824
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,068,824
(11)	Aggregate amount beneficially owned by each reporting person 2,068,824
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 2.2%
(14)	Type of reporting person PN

CUSIP No. 91822J 10 3

Item 3 – Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented as follows:

The Fund purchased the shares of Common Stock described in Item 5(c) using funds from working capital.

Item 5 – Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

(a)-(b) The information required by this item with respect to each Reporting Person is set forth in Rows 7 through 11 and 13 of each cover page to this Schedule 13D. The ownership percentages reported are based on 91,183,391 outstanding shares of Common Stock as disclosed in the Issuer’s prospectus supplement filed on December 17, 2018.

The Fund directly holds 23,631,439 shares of Common Stock. The Credit Fund directly holds 2,068,824 warrants each exercisable for one share of Common Stock. The Investment Manager serves as the investment manager to the Fund and the Credit Fund and may be deemed to beneficially own the securities directly held by the Fund and the Credit Fund. Mr. Edelman is the managing member of the Investment Manager and may be deemed to beneficially own the securities directly held by the Master Fund and the Credit Fund.

(c) On December 13, 2018, the Fund purchased 14,285,714 shares of Common Stock at a price of $1.40 per share.

(d)-(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended to add the following:

Lock-Up Agreement

In connection with the Issuer’s registered public offering, the Reporting Persons have agreed, with certain limited exceptions, including distributions to limited partners and transfers to affiliates, which in each case would be subject to the recipient signing a similar lock-up agreement, not to directly or indirectly: (i) sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or otherwise dispose of any Common Stock or other equity securities of the Issuer, (ii) enter into any swap, hedge or other agreement or transaction that transfers, in whole or in part, the economic consequence of ownership of any Common Stock or other equity securities of the Issuer, (iii) request or demand that the Issuer publicly file a registration statement related to the Common Stock, or (iv) publicly announce an intention to do any of the foregoing, in each case for a period of 90 days from the date of the underwriting agreement for the Issuer’s registered offering, without the prior written consent of the representatives.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	December 17, 2018

PERCEPTIVE ADVISORS LLC

By:	/s/ Joseph Edelman
	Name:	Joseph Edelman
	Title:	Managing Member

/s/ Joseph Edelman

JOSEPH EDELMAN

PERCEPTIVE LIFE SCIENCES MASTER FUND, LTD.

By:	Perceptive Advisors LLC
By:	/s/ Joseph Edelman
	Name:	Joseph Edelman
	Title:	Managing Member

PERCEPTIVE CREDIT HOLDINGS, LP

By:	Perceptive Advisors LLC
By:	/s/ Joseph Edelman
	Name:	Joseph Edelman
	Title:	Managing Member